

Mail Stop: 3561

July 12, 2018

Via E-Mail
Mr. Jeremy J. Harrison
Principal Financial Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

      Re: **Foresight Energy LP**
               Form 10-K for the Fiscal Year Ended December 31, 2017
               Filed March 7, 2018
               File No. 001-36503

Dear Mr. Harrison:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/Craig Arakawa

                        Craig Arakawa
                        Branch Chief
                        Office of Beverages, Apparel, and Mining